Exhibit 99.1

Linkage Global Inc Receives Notification from Nasdaq Regarding Delayed Form 20-F Filing

Tokyo Japan, Feb. 20, 2024 (GLOBE NEWSWIRE) – Linkage Global Inc (the “Company” or “Linkage”),  (NASDAQ: LGCB), a cross-border e-commerce integrated service company headquartered in Japan, today announced that it received a notice (the “Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), stating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it had not timely filed its Annual Report on Form 20-F for the fiscal year ended September 30, 2023 (the “2023 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). Nasdaq Listing Rule 5250(c)(1) requires listed companies to timely file all required public financial reports with the SEC.

The Notice provides that the Company has until April 16, 2024 to submit to Nasdaq a plan to regain compliance with the Nasdaq Listing Rules. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company an exception of up to 180 calendar days from the due date of the 2023 Annual Report, or until August 13, 2024, to regain compliance. The Notice has no immediate impact on the listing of the Company’s securities on Nasdaq.

As previously reported by the Company in its Notification of Late Filing on Form 12b-25, filed with the SEC on January 29, 2024, the Company was unable, without unreasonable effort or expense, to file its 2023 Annual Report within the prescribed period. The Company is working diligently to complete the 2023 Annual Report as soon as practicable. The Company intends to file the 2023 Annual Report before the compliance plan is due on April 16, 2024, or alternatively, will submit to Nasdaq a plan to regain compliance on or before April 16, 2024, as required by the Notice.

About Linkage Global Inc

Linkage Global Inc is a cross-border e-commerce integrated services provider headquartered in Japan, with operations in Japan, Hong Kong, and mainland China. The Company has developed a comprehensive service system comprised of two lines of business complementary to each other, including (i) cross-border sales and (ii) integrated e-commerce services. Cross-border sales operations were initially launched in 2011 in Japan through the Company’s subsidiary, EXTEND CO., LTD. The products sold in the Company’s cross-border sales business are sourced from Japanese and Chinese manufacturers and brands, together with the Company’s private label smart products. Linkage also provides digital marketing solutions to its customers by cooperating with Google and other channels. Since 2021, the Company has started offering e-commerce operation training courses and software support services. The mission of Linkage is to make cross-border transactions easier. For more information, please visit https://www.linkagecc.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, underlying assumptions, and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations
WFS Investor Relations Inc.
Connie Kang, Partner
Email: ckang@wealthfsllc.com
Tel: +86 1381 185 7742